# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PATRIOT NATIONAL BANCORP INC, CIK 0001098146
CUSIP: 70336F203
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 03/20/2025
Filed by CIK 0001504590
Persons authorized to receive notices and communications: Steven Sugarman, 900 Bedford Street, Stamford, Connecticut (CT), 06901, (203) 252-5900

## Reporting persons
- Sugarman Steven (CIK 0001504590): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,019,978; sole dispositive power 0; shared dispositive power 7,019,978; aggregate amount beneficially owned 7,019,978 (9.5% of the class); the aggregate amount excludes certain shares
- Steven and Ainslie Sugarman Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,019,978; sole dispositive power 0; shared dispositive power 7,019,978; aggregate amount beneficially owned 7,019,978 (9.5% of the class); the aggregate amount excludes certain shares
- Ainslie Sugarman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,019,978; sole dispositive power 0; shared dispositive power 7,019,978; aggregate amount beneficially owned 7,019,978 (9.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: PATRIOT NATIONAL BANCORP INC
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Steven and Ainslie Sugarman Living Trust, a revocable living trust for the benefit of Steven Sugarman and Ainslie Sugarman (the "Trust"), as the record holder of the shares of Common Stock reported herein, as well as Steven Sugarman and his spouse, Ainslie Sugarman, as trustees of the Trust (collectively, the "Reporting Persons" and each a "Reporting Person"), with respect to shares of Common Stock of the Issuer.
Residence or business address: The address of each Reporting Person is c/o Patriot National Bancorp, Inc., 900 Bedford Street, Stamford, Connecticut 06901.
Present principal occupation or employment: Steven Sugarman is President of the Issuer and serves on the Board of Directors of the Issuer.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Sugarman and Mrs. Sugarman are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 20, 2025, the Issuer completed its private placement of: (i) shares of the Issuer's Common Stock, at a purchase price of $0.75 per share, and (ii) shares of a new series of the Issuer's preferred stock, no par value per share, designated as Series A Non-Cumulative Perpetual Convertible Preferred Stock (the "Series A Preferred Stock"), with a liquidation preference of $60 per share (the "Private Placement"). The Trust purchased, as part of the Private Placement: (i) 7,019,978 shares of Common Stock and (ii) 19,167 shares of Series A Preferred Stock convertible into 1,533,333 shares of Common Stock at the pre-funded conversion price of $0.75 per share, subject to the limitation that no investor in the Private Placement has the right to become, directly or indirectly, the beneficial owner (as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of more than 9.99% of the number of shares of the Issuer's voting securities issued and outstanding, pursuant to the Securities Purchase Agreement, dated as of March 20, 2025, between the Trust and the Issuer (the "Securities Purchase Agreement").

In addition, pursuant to the Securities Purchase Agreement, the Trust was issued 5,833 shares of Series A Preferred Stock convertible into 466,667 shares of Common Stock at the pre-funded conversion price of $0.75 per share, as a reimbursement of Mr. Sugarman's legal fees and expenses relating to the Private Placement, subject to the limitation that the Reporting Person does not have the right to become, directly or indirectly, the beneficial owner (as determined under Rule 13d-3 under the Exchange Act) of more than 9.99% of the number of shares of the Issuer's voting securities issued and outstanding.

The Issuer and Mr. Sugarman also entered into an employment agreement, effective as of March 20, 2025 (the "Employment Agreement"). Restricted Stock Units ("RSUs") were granted to Mr. Sugarman pursuant to the Employment Agreement on March 20, 2025. RSUs vest in twelve equal monthly installments commencing on March 20, 2025 and have a restricted period of one year expiring on March 20, 2026. Vested RSUs represent the right to be settled on the date of the expiration of the restricted period, provided, however, that if: (i) the Issuer's 2025 Omnibus Equity Incentive Plan (the "Plan") has not been approved by the Issuer's shareholders, each vested RSU will be settled in cash equal to the fair market value of one share of Common Stock as of March 20, 2026; or (ii) the Plan has been approved by the Issuer's shareholders, each vested RSU will be settled in one share of Common Stock, up to 4,049,593 shares of Common Stock, in the aggregate, and there will be no cash settlement option, subject to the limitation that the Reporting Person does not have the right to become, directly or indirectly, the beneficial owner (as determined under Rule 13d-3 under the Exchange Act) of more than 9.99% of the number of shares of the Issuer's voting securities issued and outstanding.

The foregoing description of the Securities Purchase Agreement and the Employment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Securities Purchase Agreement and the Employment Agreement, attached as Exhibits 1 and 2 to this Schedule 13D, and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons are filing this Schedule 13D to report the transactions set forth in Item 3 above. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7,019,978
Number of shares as to which each person has sole or shared power to vote or dispose: 9.52%
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Securities Purchase Agreement and the Employment Agreement are attached hereto as Exhibits 1 and 2, respectively, and incorporated by reference to Exhibits 10.1 and 10.5, respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2025. The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 3, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Exchange Act. The responses to Items 2, 3, 4, and 5 of this Schedule 13D are incorporated herein by reference. Other than as reported in Schedule 13D or described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Securities Purchase Agreement
(incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on March 21, 2025)
https://www.sec.gov/Archives/edgar/data/1098146/000117184325001608/exh_101.htm

Exhibit 2 Employment Agreement
(incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on March 21, 2025)
https://www.sec.gov/Archives/edgar/data/1098146/000117184325001608/exh_105.htm

Exhibit 3 Joint Filing Agreement

## Signatures
- Sugarman Steven: Steven Sugarman, Steven Sugarman (04/02/2025)
- Steven and Ainslie Sugarman Living Trust: Steven Sugarman, Steven Sugarman Trustee (04/02/2025)
- Ainslie Sugarman: Ainslie Sugarman, Ainslie Sugarman (04/02/2025)